

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Mr. Norman George
Chief Executive Officer
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Huston, TX 77036

> **Re: SW Innovative Holdings, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed March 13, 2015**
> **File No. 024-10427**

Dear Mr. George:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 14

1. Please provide a risk factor discussing the competitive challenges your business faces from the prepaid non-data wireless market.

We will need to increase our computer and interned capacity from time to time, page 15

2. Please advise what is meant by "our Service Providers require us to deal with them largely using computers."

Use of Proceeds, page 21

3. We note your disclosure on page 26 that this offering will hopefully provide the cash necessary to expand your products into data service. Please expand your disclosure in the use of proceeds to discuss how much of the proceeds are being earmarked for this purpose.

Our Challenge, page 25

4. Please provide your basis for your estimate that you need approximately 1,000 customers to become profitable.

Our Management

Compensation of Officers and Directors, page 28

5. Please revise your disclosure to clarify whether the salaries paid to Mr. George and Michels are paid in cash, paid in stock or accrued.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Warren Archer, Esq.